Exhibit 12

COMPUTATION OF RATIOS

For purposes of calculating the ratio of earnings to fixed charges, the term “earnings” is the amount resulting from adding (i) pre-tax income from continuing operations, (ii) fixed charges, (iii) distributed income of equity investments, and (iv) amortization of capitalized interest, reduced by (i) equity in earnings of equity method investments and (ii) pre-tax income from continuing operations attributable to noncontrolling interests that have not incurred fixed charges. “Fixed charges” consist of (i) interest expensed and capitalized, (ii) amortized premiums, discounts, and capitalized expenses related to indebtedness, and (iii) an estimate of the interest within rental expense.

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown.

(Dollars in thousands)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Income from continuing operations before income taxes	$287,794	$278,095	$222,848	$230,360	$95,237
Fixed charges	168,241	186,231	196,991	180,689	110,179
Less: Equity in earnings of equity method investments	(64,750)	(64,719)	(51,020)	(44,116)	(52,731)
Distributed income of equity investments	66,259	64,650	51,435	42,809	42,554
Amortization of capitalized interest	(21)	37	—	—	—
Net income attributable to noncontrolling interests that have not incurred fixed charges	(6,317)	(6,521)	(6,235)	(4,619)	(3,847)
Earnings	$451,206	$457,773	$414,019	$405,123	$191,392

Interest expense	$165,775	$183,409	$194,326	$178,462	$108,193
Capitalized interest	489	503	329	163	—
1/3 of rental expense - interest factor	1,977	2,319	2,336	2,064	1,986
Fixed Charges	$168,241	$186,231	$196,991	$180,689	$110,179

Ratio of Earnings to Fixed Charges	2.68	2.46	2.10	2.24	1.74